EXHIBIT 14

KEY TRONIC CORPORATION

CORPORATE COMPLIANCE PROGRAM

Introduction

Key Tronic Corporation (“KTC”) has adopted this Corporate Compliance Program (“Program”) to assist the Company and its personnel in maintaining full compliance with the requirements of all applicable laws. The Program also reflects KTC’s intent to operate not only in a legal manner, but in accordance with sound business ethics. The Program applies to all KTC business operations and subsidiaries and to all employees, officers and directors of KTC and its subsidiaries (“personnel”).

The Program consists of 1) a Code of Conduct (“Code”) setting forth general standards for the conduct of business and operations, and 2) procedures for reporting and handling violations. All KTC personnel must be aware of the contents of the Code and perform their responsibilities in a manner which is fully consistent with the Code and the Program.

CODE OF CONDUCT

The following standards of conduct apply to KTC and KTC’s subsidiaries’ directors, officers and employees:

1.	Compliance With Laws. All KTC personnel shall act in full compliance with the requirements of all applicable governmental laws, rules, regulations and this Code and in a sound ethical manner when conducting KTC business and operations.

2.	Responsibility of Managers. Each KTC supervisor and manager is responsible for ensuring compliance with applicable law and the Code by the personnel which he or she supervises or manages. All personnel are responsible for acquiring sufficient knowledge to recognize potential compliance issues applicable to their duties and for appropriately seeking advice regarding such issues.

3.	Compliance With Specific Company Policies. This Code sets forth general standards applicable to all of KTC business and operations. In addition, there are a number of more detailed and specific policies covering particular business units or subject matters. The Company will communicate those specific policies to personnel who are particularly affected by them and they must be complied with in the course of the Company’s business. A current set of such policies is available at the Company’s worksites. If you wish to review them, please contact your supervisor or the Human Resources Department.

4.	Bribes, Payments & Gifts. KTC personnel shall not offer or give any bribe, payment, gift or thing of value to any person or entity with whom the Company has or is seeking any business or regulatory relationship, except for gifts of a nominal value which are legal and given in the ordinary course of business.

5.	Receipt of Bribes Payments or Gifts. KTC personnel shall not accept any bribe, payments, gift or item or thing of more than a nominal value from any person or entity with whom the Company has or is seeking any business or regulatory relationship. KTC personnel must promptly report the offering or receipt of gifts above a nominal value to their supervisor.

6.	Public Company Reporting. As a public company, it is of critical importance that KTC’s filings with the Securities and Exchange Commission be full, fair, accurate, timely and understandable. Depending on their respective positions with KTC, employees, officers or directors may be called upon to provide information necessary to assure that KTC’s public reports meet these requirements. KTC expects employees, officers and directors to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to KTC’s public disclosure requirements. KTC has formed a disclosure committee to oversee the preparation and review of public disclosure documents. You must be fully responsive to inquiries and requests from members of our disclosure committee.

7.	Payments to Government Officials. KTC personnel shall not directly or indirectly\ authorize, pay, promise, deliver or solicit any payment, gratuity or favor for the purpose of influencing any political official or government employee in the discharge of that person’s responsibilities. KTC personnel shall not entertain government employees in connection with KTC business.

8.	Dealings With Government Agencies. KTC personnel shall be completely honest in all dealings with government agencies and representatives. No misrepresentations shall be made, and no false bills or requests for payment or other documents shall be submitted, to government agencies or representatives. KTC personnel certifying the correctness of records submitted to government agencies, including bills or requests for payment, shall have knowledge that the information is accurate and complete before giving such certification.

9.	Political Contributions and Activities. All political activities relating to the Company shall be conducted in full compliance with applicable law. No Company funds or property shall be used for any political contribution or purpose unless first approved by the President & CEO and the Executive Vice President of Administration. KTC personnel may make direct contributions of their own money to political candidates and activities but these contributions will not be reimbursed by KTC.

10.	Avoidance of Conflicts of Interest. All personnel shall act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships. Other than compensation from KTC and as consistent with KTC’s conflict of interest policies, personnel shall not have a financial or other personal interest in a transaction between the Company or any of its business units and a vendor, supplier, provider or customer. KTC personnel shall not engage in financial, business or other activities which compete with business, which may interfere or appear to interfere with their performance of their duties for KTC or which involve the use of KTC property, facilities or resources, except to the extent consistent with KTC’s conflict of interest policies.

11.	Records and Information Management. All of the Company’s business transactions shall be carried out in accordance with management’s general or specific directives. All of KTC’s books and records shall be kept in accordance with generally accepted accounting standards or other applicable standards. All transactions, payments, receipts, accounts and assets shall be completely and accurately recorded on the Company’s books and records on a consistent basis. No payment shall be approved or made with the intention or understanding that it will be used for any purpose other than that described in the supporting documentation for the payment. All information recorded and submitted to other persons must not be used to mislead those who receive the information or to conceal anything that is improper. KTC books and records shall be created, maintained, retained or destroyed in accordance with the Company’s record management policy.

12.	Competitor Relations. KTC personnel shall comply with applicable antitrust laws. There shall be no discussions or agreements with competitors regarding price or other terms for product sales, prices paid to suppliers or providers, dividing up customers or geographic markets or joint action to boycott or coerce certain customers, suppliers or providers.

13.	Unfair Competition and Deceptive Practices. KTC and its personnel shall not engage in unfair competition or deceptive trade practices, including misrepresentation of the Company’s products or operations. KTC personnel shall not make false or disparaging statements about competitors or their products or attempt to coerce suppliers or providers into purchasing products or services from KTC.

14.	Confidentiality Obligations. All KTC personnel shall maintain the confidentiality of the Company’s business information and of information relating to the Company’s vendors, suppliers, providers, customers, and persons covered by any of the Company’s products. KTC personnel shall not use any such confidential or proprietary information except as is appropriate for KTC business. KTC personnel shall not seek to improperly obtain or to misuse confidential information of the Company’s competitors.

15.	Use of Inside Information. Personnel shall comply with KTC’s policy on insider trading. Personnel with material non-public information relating to KTC or another entity with which KTC has done or is doing business shall not buy or sell securities of KTC or such other entity, as the case may be, or engage in any other action to take advantage of, or pass on to others, such information.

16.	Health and Safety Regulations. All KTC personnel shall follow safe work practices and comply with all applicable safety standards and health regulations.

17.	Discrimination and Harassment. All KTC personnel are responsible for ensuring that the work environment is free of discrimination or harassment due to race, sex, age, religion, national origin, sexual orientation, disability or “covered veteran” status. Any form of sexual harassment, including the creation of a hostile working environment, is completely prohibited.

18.	Additional Obligations of Financial Personnel. Because of the critical role of KTC’s Chief Executive Officer and all members of KTC’s finance and accounting functions (“financial personnel”) in ensuring the fair and timely reporting of KTC’s financial results and conditions, all financial personnel shall:

•	Provide full, fair, accurate, timely and understandable disclosure in reports and documents that KTC files with, or submits to, the SEC and in other public communications made by KTC.

REPORTING OF VIOLATIONS

1.	Penalties. Illegal acts or improper conduct may subject the Company to severe civil and criminal penalties, including large fines and being barred from certain types of business. It is therefore very important that any illegal activity or violations of the Code be promptly brought to the Company’s attention. In many cases if the Company discovers and reports illegal acts to the appropriate governmental authorities, the Company may be subject to lesser penalties.

2.	Report of Violations. Any KTC personnel who believes or becomes aware that any violation of this Code or any illegal activity has been engaged in by another KTC personnel or by non-personnel acting on behalf shall promptly report the violation or illegal activity in person, by phone or in writing, to one of the following persons:

1.	Supervisor

2.	Manager of Human Resources

3.	The General Counsel, or

4.	The Executive Vice President of Administration.

3.	Failure to Report. It is a violation of this Code for personnel not to promptly report a violation of the Code (including potential violations by others) or any illegal activity. If you have a question about whether particular acts or conduct may be illegal or violate the Code you should contact one of the persons listed above. It is a violation of this Code for personnel to whom a potential illegal act or violation of the Code is reported to not ensure that the illegal act or violation of the Code comes to the attention of those responsible for investigating such reports.

4.	Investigations. It is KTC’s policy to promptly and thoroughly investigate reports of illegal activity or violations of this Code. KTC personnel must cooperate with these investigations. You must not take any actions to prevent, hinder or delay discovery and full investigation of illegal acts or violations of this Code. It is a violation of this Code for personnel to prevent, hinder or delay discovery and full investigation of illegal acts or violations of this Code.

5.	Violators Subject to Discipline. Personnel who violate the Code or commit illegal acts are subject to discipline up to and including dismissal. Personnel who report their own illegal acts or improper conduct, however, will have such self-reporting taken into account in determining the appropriate disciplinary action.

NO RETALIATION

It is against KTC policy to retaliate against any employee for good faith reporting of violations of this Code of Conduct.

AMENDMENT, MODIFICATION AND WAIVER

This Code may be amended, modified or waived by the Board, subject to the disclosure and other provisions of the Securities Exchange Act of 1934, and the rules thereunder, and the applicable rules of the Nasdaq Stock Market. Any amendment, modification or waiver of the provisions of this Code for executive officers or directors of the Company may only be made by the Board of Directors, and must be promptly disclosed to stockholders, along with the reasons for any such waiver, as required by the Securities Exchange Act of 1934, as amended, and the applicable rules of the Nasdaq Stock Market.

MAINTAINING PROGRAM COMPLIANCE

AND AWARENESS

All new employees will receive a copy of the Code and be requested to sign a form stating their agreement to and compliance with the Code. A copy of the Code including a description of the violation reporting procedure will be posted at each of the Company’s major offices and on the Company’s intranet site.